FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2011

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

ANNUAL INFORMATION UPDATE (AIU)
SANTANDER UK PLC

Annual Information Update for the 12 months up to and including 11 April 2011.

In accordance with Prospectus Rule 5.2, Santander UK plc (the "Company') announces that the following information has been published or made available to the public over the previous 12 months.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

We are publishing the AIU via an RIS today.

ALL RNS ANNOUNCEMENTS (INCLUDING 6K'S ETC)

All of the announcements listed below were announced either by RNS or Business Wire.

Time/Date	Headline
07/04/2011	Early Repurchases
29/03/2011	Early Repurchases
25/03/2011	Publication of Supplemental Prospectus
22/03/2011	Directorate Change
18/03/2011	Annual Financial Report - Part 2
18/03/2011	Annual Financial Report - Part 1
17/03/2011	Directorate Change
04/03/2011	Early Repurchases
03/02/2011	Full Year Trading Statement
11/01/2011	Partial Repurchase(s)
23/12/2010	Partial Repurchase(s)
10/12/2010	Publication of Prospectus
10/12/2010	Publication of Prospectus
30/11/2010	Directorate Change
15/11/2010	Partial Repurchase(s)
09/11/2010	Publication of Supplementary Prospectus - EMTN
08/11/2010	Partial Repurchase(s)
03/11/2010	Directorate Change
03/11/2010	Directorate Change

28/10/2010	Trading Statement
29/09/2010	Early Repurchase
27/09/2010	Early Repurchase(s)
20/09/2010	Early Repurchase(s)
16/09/2010	Partial Repurchase(s)
06/09/2010	Partial Repurchase
27/08/2010	Publication of Supplementary Prospectus
27/08/2010	Half Yearly Report
12/08/2010	Partial Repurchase
11/08/2010	Repurchase(s)
10/08/2010	Publication of supplementary Prospectus
05/08/2010	Redemption of Notes
04/08/2010	Early Redemption
04/08/2010	General Meeting
04/08/2010	SAN UK agrees to acquire RBS and NatWest branches
04/08/2010	Notice of Capital Injection
29/07/2010	Trading Statement
28/07/2010	Partial Repurchase(s)
22/07/2010	Partial Repurchase(s)
08/07/2010	Partial Repurchase
05/07/2010	Partial Repurchase(s)
22/06/2010	Partial Repurchase(s)
18/06/2010	Tender for RBS Branches
16/06/2010	Partial Repurchase(s)
10/06/2010	Notice - Callable Perpetual Preferred Securities
09/06/2010	Partial Repurchase(s)
02/06/2010	Partial Repurchase(s)
28/05/2010	Partial Repurchase

26/05/2010	Partial Repurchase(s)
21/05/2010	Publication of Supplementary Prospectus
17/05/2010	Repurchase(s)
17/05/2010	Annual Information Update
13/05/2010	Partial Repurchase
11/05/2010	Partial Repurchase
05/05/2010	Publication of Prospectus
05/05/2010	Partial Repurchase
29/04/2010	Repurchase
29/04/2010	Publication of a Supplementary Prospectus
29/04/2010	Admission to listing
29/04/2010	Santander UK plc Quarter 1 profits up 15%
28/04/2010	Preference shares become effective
27/04/2010	Repurchase
27/04/2010	Annual Financial Report – Part 2 of 2
27/04/2010	Annual Financial Report – Part 1 of 2
22/04/2010	Repurchase
20/04/2010	Repurchase
16/04/2010	Repurchase
15/04/2010	Repurchase

Copies of the above announcements can be downloaded from the London Stock Exchange website (www.londonstockexchange.co.uk).

ALL COMPANIES HOUSE FILINGS

All of the documents listed below were filed with Companies House (England & Wales) and were received on the dates indicated.

Filing Dates	Description
06/04/2011	TM01 APPOINTMENT TERMINATED, DIRECTOR ALISON BRITTAIN
24/02/2011	MG01 PARTICULARS OF A MORTGAGE OR CHARGE / CHARGE NO: 7
28/01/2011	MG02 DECLARATION OF SATISFACTION IN FULL OR IN PART OF A MORTGAGE OR CHARGE /FULL /CHARGE NO 1
23/12/2010	AP01 DIRECTOR APPOINTED ANA PATRICIA BOTIN-SANZ DE SAUTUOLA Y O'SHEA

10/12/2010	TM01 APPOINTMENT TERMINATED, DIRECTOR ANTONIO HORTA-OSORIO
10/12/2010	TM01 APPOINTMENT TERMINATED, DIRECTOR JUAN COLOMBAS CALAFAT
10/12/2010	APPOINTMENT TERMINATED, DIRECTOR ANTONIO LORENZO
19/08/2010	SH01
19/08/2010	19/08/10 STATEMENT OF CAPITAL GBP 3430476888.6
19/08/2010	RES13 TRANSACTION 03/08/2010
19/08/2010	RES10 AUTHORISED ALLOTMENT OF SHARES AND DEBENTURES
24/05/2010	AA GROUP OF COMPANIES' ACCOUNTS MADE UP TO 31/12/09
20/05/2010	SH01 28/04/10 STATEMENT OF CAPITAL GBP 2737026888.6
04/05/2010	AR01 ANNUAL RETURN

Copies of documents filed at Companies House are available from Companies House or through Companies House Direct at www.direct.companieshouse.gov.uk

DOCUMENTS PUBLISHED OR SENT TO SHAREHOLDERS

All of the documents listed below were filed with the UKLA Document Viewing Facility or uploaded to the National Storage Mechanism website on the dates indicated.

Filing Dates        Description

25/03/2011           Publication of Supplementary Prospectus
18/03/2011           Annual Financial Report for year ended 31 December 2010
10/12/2010           Publication of Prospectus
09/11/2010           Publication of Supplementary Prospectus
27/08/2010           Publication of Supplementary Prospectus
27/08/2010           Half Yearly Report for the period ended 30 June 2010
10/08/2010           Publication of Supplementary Prospectus
21/05/2010           Publication of Supplementary Prospectus
05/05/2010           Publication of Prospectus
29/04/2010           Publication of Supplementary Prospectus
27/04/2010           Annual Financial Report for year ended 31 December 2009

DOCUMENTS LODGED WITH THE SECURITES AND EXCHANGE COMMISSION

The following filings have been made to the US Securities and Exchange Commission (“SEC”):

Date                     Headline

05-04-2011	6-K Notice of Effectiveness Acc-no: 9999999995-11-000892 (33 Act) Size: 1 KB
22-03-2011	6-K Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000903423-11-000151 (34 Act) Size: 16 KB
18-03-2011	F-N Designates a U.S. agent for service of process by foreign banks and foreign insurance companies Acc-no: 0000903423-11-000147 (33 Act) Size: 30 KB
18-03-2011	F-3 Registration statement by foreign private issuers Acc-no: 0000950123-11-026760 (33 Act) Size: 913 KB
17-03-2011	20-F Annual and transition report of foreign private issuers [Sections 13 or 15(d)] Acc-no: 0000950123-11-026308 (34 Act) Size: 5 MB
17-03-2011	6-K Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000903423-11-000146 (34 Act) Size: 16 KB

03-02-2011	6-K Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000903423-11-000045 (34 Act) Size: 297 KB
30-11-2010	6-K Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000903423-10-000677 (34 Act) Size: 26 KB
03-11-2010	6-K Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000903423-10-000608 (34 Act) Size: 18 KB
03-11-2010	6-K Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000903423-10-000606 (34 Act) Size: 17 KB
28-10-2010	6-K Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000903423-10-000599 (34 Act) Size: 160 KB
27-08-2010	6-K Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000903423-10-000505 (34 Act) Size: 3 MB
04-08-2010	6-K Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000903423-10-000445 (34 Act) Size: 13 KB
04-08-2010	6-K Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000903423-10-000444 (34 Act) Size: 15 KB
04-08-2010	6-K Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000903423-10-000443 (34 Act) Size: 33 KB
29-07-2010	6-K Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000903423-10-000425 (34 Act) Size: 17 KB
29-07-2010	6-K Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000903423-10-000424 (34 Act) Size: 14 KB
29-07-2010	6-K Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000903423-10-000423 (34 Act) Size: 188 KB
17-05-2010	6-K Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000903423-10-000320 (34 Act) Size: 116 KB
14-05-2010	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000903423-10-000300 (34 Act) Size: 18 KB
29-04-2010	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000903423-10-000257 (34 Act) Size: 23 KB
29-04-2010	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000903423-10-000256 (34 Act) Size: 217 KB
29-04-2010	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000903423-10-000255 (34 Act) Size: 21 KB 2010
28-04-2010	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000903423-10-000248 (34 Act) Size: 22 KB
27-04-2010	Annual and transition report of foreign private issuers [Sections 13 or 15(d)] Acc-no: 0000950123-10-038614 (34 Act) Size: 4 MB

Copies of documents filed with the SEC are available at:

http://www.sec.gov/edgar/searchedgar/companysearch.html

FURTHER INFORMATION

Further information regarding the Company, including the Annual Report for the year ended 31 December 2010 can be found on the Company's website at: http://www.aboutsantander.co.uk

Contacts:

Scott Linsley, Assistant Company Secretary
Santander UK plc, 2 Triton Square, Regent’s Place, London, NW1 3AN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 11 April 2011	By / s / Jessica Petrie (Authorised Signatory)